UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

Other Information

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and has its American Depositary Shares (ADSs) listed on the NYSE American LLC (the “Exchange”) under the symbol “GRFX”. The Company is not in compliance with Sections 134 and 1101 of the NYSE American Company Guide (“Company Guide”) since it failed to timely file with the Securities and Exchange Commission (“SEC”) its Form 20-F for the year ended December 31, 2023 (the “Delayed Filing”). The initial cure period for the Company to maintain its listing of its ADSs listed on the Exchange expired on November 15, 2024. The Exchange has granted the Company’s request to extend the period (“Additional Cure Period”) to complete its Delayed Filing and any subsequently delayed filings with the SEC to May 15, 2025 (the “New Cure Deadline”).

The Company has previously provided its 2023 annual report that included annual financial statements prepared on the basis of Hong Kong dollar and prepared in accordance with International Financial Reporting Standards (“IFRS”) and audited by Crowe (HK) CPA Limited. The Company plans to file the Delayed Filing as soon as possible and in any event within the Additional Cure Period. However, there can be no assurance that the Company will ultimately regain compliance with all applicable Exchange listing standards.

The listing of the ADSs continues on the Exchange during the Additional Cure Period pursuant to this extension, subject to the Company’s compliance with other continued listing requirements and the NYSE Regulation Staff’s review of the Company’s efforts to regain compliance with the Exchange’s continued listing standards. The expiration of the initial cure period and the grant of the Additional Cure Period by the Exchange does not affect the Company’s business operations or its reporting obligations under the Securities and Exchange Commission regulations and rules.

In accordance with the rules of the Exchange, the Company has issued a press release with respect to the matters described in this Report, which is attached as Exhibit 99.1.

Forward Looking Statements

All statements contained in this presentation other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans and our objectives for future operations, are “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the safe harbor in Section 27A and 21E of the Securities Act of 1933 and the Securities Exchange act of 1934, respectively. You can identify some of these forward looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely,” “potential,” “continue” or other similar expressions. We have based these forward looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short term and long-term business operations and objectives, and financial needs. These forward looking statements involve various risks and uncertainties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

	By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: November 18, 2024

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Company Press Release in the United States.

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